Filed by Graphic Packaging International Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities and Exchange Act of 1934

Subject Company: Graphic Packaging International Corporation
Commission File No. 001-14060

NEWS

Contact:             Chris Tofalli
Chuck Dohrenwend
Broadgate Consultants, Inc.
212-232-2226/2227

Gard Edgarton
Investor Relations and Corporate Communications
Graphic Packaging International Corporation
303-215-4619

For Immediate Release

RIVERWOOD HOLDING AND GRAPHIC PACKAGING AGREE TO
$3 BILLION MERGER

STRATEGIC COMBINATION CREATES PREMIER VALUE-ADDED
PAPERBOARD PACKAGING COMPANY

ATLANTA, GA and GOLDEN, CO, March 26, 2003 – Riverwood Holding, Inc., parent company of Riverwood International Corporation, and Graphic Packaging International Corporation (NYSE: GPK) jointly announced today that they have signed a definitive merger agreement that will create a global paperboard packaging company with leading market positions serving the beverage, food and consumer products industries. Under the terms of the transaction, Graphic Packaging, the leader in folding carton consumer products packaging, and Riverwood, the leader in multi-pack beverage packaging, will merge in a stock transaction with an enterprise value of approximately $3 billion.

     The combined company will have 2002 pro forma revenues of approximately $2.3 billion and EBITDA in excess of $400 million. Management has identified broad-based operating synergies of $55 million per year, which are expected to be fully realized in the third year after closing. The transaction is expected to be accretive to

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earnings for both companies and the new entity is projected to generate substantial cash flow to reduce debt. The transaction has been approved by the Boards of Directors of both companies and by the shareholders of Riverwood.

     The new company will have the scale, technologies and rich product portfolio to enhance both companies’ strong relationships with beverage, food and consumer products companies worldwide. Graphic Packaging and Riverwood, which have a successful track record of working together, will benefit from:

•	enhanced growth opportunities;

•	broader value-added product lines;

•	world-class technology, management expertise and workforce;

•	efficient operational practices;

•	broad-based synergy opportunities;

•	a global delivery network; and

•	substantial cash flow to reduce debt.

     The merger is expected to greatly expedite the growth of both companies’ existing packaging businesses by combining Graphic Packaging’s sophisticated front-end sales and marketing, converting operations and strong customer relationships with Riverwood’s experience in providing an integrated, total packaging systems offering.

     According to the terms of the transaction, Graphic Packaging shareholders will receive one share of Riverwood for each share of Graphic Packaging they own, following a stock split by Riverwood. Before closing, all of Graphic Packaging’s convertible preferred stock will be converted into Graphic Packaging common stock in return for a cash payment. This payment is expected to be approximately $19 million, based on the present fair value of future dividends. Riverwood shareholders will own 57.5% of the new public company, while Graphic Packaging shareholders will own 42.5%. Shares of the combined company are expected to trade on the New York Stock Exchange.

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     Graphic Packaging Chairman and Chief Executive Officer, Jeffrey Coors, will serve as Executive Chairman of the combined company, and Riverwood President and Chief Executive Officer, Steve Humphrey, will serve as President and Chief Executive Officer. Graphic Packaging Chief Operating Officer, David Scheible, will serve as Executive Vice President of Commercial Operations for the new company. The Board of Directors will consist of nine members: Mr. Coors, Mr. Humphrey, five independent directors and two directors nominated by Riverwood’s investors. The combined company will employ more than 8,000 people on four continents and will be headquartered in Atlanta.

     “We are uniting two strong companies that we believe will be the leading single source provider of innovative paperboard packaging solutions,” said Mr. Coors. “Our objective is to achieve accelerated growth in the global consumer, food and beverage packaging industries by capitalizing on the best from each organization.”

     “This is a merger of two companies that know each other very well and share similar operating values,” said Mr. Humphrey. “We will have a global company with the scale and resources to become a stronger partner with our customers. We believe this is the best way to ensure future profitable growth and create long-term value.”

     The transaction is expected to be completed in the third quarter of 2003, subject to customary shareholder and regulatory approvals. Riverwood’s investors include funds managed by Clayton, Dubilier & Rice, Inc., Exor, Brown Brothers and other institutional investors. Several Coors family trusts, which own approximately 75% of the outstanding common shares of Graphic Packaging as converted, will own approximately 30% of the combined company.

     Credit Suisse First Boston acted as financial adviser to Graphic Packaging, and Goldman, Sachs & Co. acted as financial adviser to Riverwood.

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     A conference call discussing the transaction will be held at 9:00 a.m. EST on Wednesday, March 26, 2003. The toll-free dial-in number is 1-800-810-0924 and the number for participants located outside the U.S. is 1-913-981-4900. A live simultaneous audio webcast of the call will be available over the Internet at www.firstcallevents.com/service/ajwz377122472gf12.html. Minimum requirements to listen to the broadcast: The Windows Media Player software, downloadable for free from www.microsoft.com/windows/windowsmedia/EN/default.asp, and at least a 28.8Kbps connection to the Internet. If you experience problems listening to the broadcast, send an e-mail to webcastsupport@tfprn.com. The U.S. replay number is 1-888-203-1112 and 1-719-457-0820 for international participants, and for all participants wishing to listen to the replay the access code is 397437. The call replay will be available from 2:00 p.m. EST on Wednesday, March 26, through Tuesday, April 1, 2003.

About Riverwood

     Riverwood International Corporation is a leading integrated provider of paperboard packaging solutions to multinational beverage and consumer products companies. Headquartered in Atlanta, Riverwood has annual sales of over $1.2 billion and approximately 4,100 employees at its operations in six countries. Riverwood has approximately $900 million in public debt outstanding and represents substantially all of the business assets of Riverwood Holding, Inc. A fund managed by CD&R led the $2.8 billion purchase of Riverwood from Manville Corporation in March 1996. Additional information about Riverwood can be found at www.riverwood.com.

About Graphic Packaging

     Graphic Packaging International Corporation (NYSE: GPK), with 2002 revenues of approximately $1.1 billion, is North America’s leading folding carton packaging supplier to the food, beverage and other consumable products markets. The company’s customers include some of the most instantly recognized companies in the world.

     Graphic Packaging operates one large recycled paperboard mill and 19 modern converting facilities as well as three research and design centers located throughout the

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nation. The company holds over 150 U.S. patents for its printing and package converting processes. Additional information about the company can be found at www.graphicpkg.com.

Forward-Looking Statements

     It should be noted that this announcement contains certain statements that may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed merger, its effect on future earnings, cash flow or other operating results, any other effect or benefit of the proposed merger, the expected timing of the completion of the merger, market prospects, and any other statements that are not historical facts. Riverwood and Graphic Packaging strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond its ability to control or estimate precisely, and are subject to known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to, costs and difficulties related to the integration of the businesses, costs, delays and other difficulties related to the proposed merger, the ability to provide low cost, high quality products and to become a single source supplier, the ability to satisfy the closing conditions of the proposed merger, general economic conditions in the United States and globally, actions by customers and other third parties, price fluctuations in raw materials and energy costs, and other factors detailed in Riverwood’s and Graphic Packaging’s filings with the Securities and Exchange Commission (the “SEC”), which are available free of charge on the SEC’s Web site at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Riverwood and Graphic Packaging undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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Additional Information

     In connection with the proposed transaction, Graphic Packaging and Riverwood will be filing a joint proxy statement/prospectus and other relevant documents with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the joint proxy statement/prospectus (when it is available) and other relevant documents filed with the SEC free of charge at the SEC’s Web site at www.sec.gov. In addition, copies of the joint proxy statement/prospectus and other documents filed by Graphic Packaging or Riverwood with the SEC with respect to the proposed transaction may be obtained free of charge by directing a request to either: Graphic Packaging International Corporation, 4455 Table Mountain Drive, Golden, Colorado 80403, Attention: Gard Edgarton, telephone: 1-877-608-2635, fax: 1-303-273-1571; or Riverwood International Corporation, 3350 Riverwood Parkway, Suite 1400, Atlanta, Georgia 30339, Attention: Dan Blount, telephone: 1-770-644-3000, fax: 1-770-644-2935.

Participants in Solicitation

     Graphic Packaging and Riverwood and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Graphic Packaging’s shareholders in connection with the proposed transaction. Information concerning Graphic Packaging’s directors and executive officers is set forth in Graphic Packaging’s proxy statement dated March 29, 2002, for the 2002 Annual Meeting of Shareholders, filed by Graphic Packaging with the SEC. Information concerning Riverwood’s directors and executive officers is set forth in the annual report on Form 10-K for the year ended December 31, 2001, filed by Riverwood with the SEC. Shareholders may obtain additional information regarding the interests of such persons who may, under the rules of the SEC, be considered to be participants in the solicitation

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of Graphic Packaging’s stockholders in connection with the proposed transaction by reading the joint proxy statement/prospectus when it is filed with the SEC. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

# # #

FINANCIAL COMMUNITY PRESENTATION March 26, 2003

Forward Looking Statements This presentation includes forward-looking statements as to the expectations and beliefs of Riverwood, Graphic Packaging and their respective management. Forward-looking statements are made upon the current expectations and beliefs of the management of Riverwood and Graphic Packaging concerning future developments and their potential effects on Riverwood, Graphic Packaging and the combined company, as to which there can be no assurance. Important factors detailed in both Riverwood's December 31, 2001 Form 10-K and Graphic Packaging's December 31, 2002 Form 10-K filed with the Securities and Exchange Commission ("SEC") on March 11, 2002 and March 24, 2003 respectively, and other SEC filings could cause Riverwood, Graphic Packaging and the combined company's actual results to differ materially from those expressed in the forward-looking statements. Specifically, among other things, (i) statements regarding the consummation of the proposed merger, its effect on future earnings, cash flow or other operating results, any other effect or benefit of the proposed merger, the expected timing of the completion of the merger, market prospects, and any other statements that are not historical facts; (ii) revenue might be reduced because customers find alternative suppliers; (iiI) the growth in folding carton and beverage paperboard might not be realized; (iv) operating margins might decrease due to competitive pricing of products sold and due to increases in operating and material costs; (v) the reduction in transaction costs and working capital might not be realized; and (vi) the growth in emerging markets of Asia and Europe might not be significant.

Overview:
Jeffrey Coors
Executive Chairman

GRAPHIC PACKAGING Corporation

RIVERWOOD INTERNATIONAL

Overview: Jeffrey Coors Executive Chairman

Exciting Combination Will Drive Shareholder Value Create premier value-added packaging company serving the beverage, food and consumer products industries Leading positions in attractive, high margin end markets with enhanced revenue growth opportunities Increased system integration and scale to provide total customer solution Actionable, identified operating synergies of $55+ million per year Net operating losses of $1.2 billion available to shield pre-tax profits Substantial free cash flow for significant debt reduction Management aligned with shareholders Highly accretive transaction for both companies

Leading Positions in Attractive High Margin End Markets Premier valued-added paperboard packaging company Revenues: $2.3B EBITDA (pre-synergies): $413mm (18.1%) EBITDA (with synergies): $468mm (20.5%) #1 in Consumer Products $1.1B Revenue $135mm EBITDA Riverwood #1 in Beverage $1.2B Revenue $278mm EBITDA Note: Numbers based on 2002 results. Tradition of Working Together Successfully Graphic Packaging

Transaction Overview Transaction Structure: Merger of Graphic Packaging into Riverwood subsidiary Exchange Ratio: One Riverwood share per Graphic Packaging share (1) Pro Forma Shares Outstanding: Approximately 204 million Board: 9 members Jeffrey Coors, Executive Chairman Stephen Humphrey, CEO 1 CD&R appointee 1 EXOR appointee 5 Independent Directors Headquarters: Atlanta, GA (1) Riverwood shares split 15.21:1 prior to closing. (2) Ownership represents fully diluted shares outstanding including the effect of the conversion of preferred stock owned by several Coors family trusts, which will occur prior to closing; options calculated using treasury method. (3) Payment assumes the Merger closes after June dividend payment and a 8.5% discount rate. Graphic Packaging Convertible Preferred (3): Converted into common stock prior to closing Payment of $19.3mm for foregone dividends Ownership (2): 57.5% Riverwood shareholders 42.5% Graphic Packaging shareholders

Merger Overview: Stephen Humphrey Chief Executive Officer

Preeminent Paperboard Packaging Company

Overall U.S. Folding Carton Market

#1 position in food and consumer products packaging

#1 position in beverage multiple packaging

Graphic Packaging
13%
Riverwood
5%
MeadWestvaco
9%
Smurfit-Stone
8%
IP
7%
Rock-Tenn
7%
All Others
51%

Total ~ $8.6 Billion

GRAPHIC PACKAGING Corporation

RIVERWOOD INTERNATIONAL

7

Preeminent Paperboard Packaging Company #1 position in food and consumer products packaging #1 position in beverage multiple packaging Total ~ $8.6 Billion Graphic Packaging MeadWestvaco 9% 8% 7% 7% 5% All Others 51% Smurfit-Stone IP Rock-Tenn Riverwood 13% Source: Fredonia report and management estimates for the U.S. folding carton market. Based on 2001 data. Overall U.S. Folding Carton Market

Attractive Business Mix

2002 Revenue Mix

Riverwood

Consumer Products
26%
Containerboard
7%
Beverage
67%

Graphic Packaging

Beverage
12%
Consumer Products
88%

NewCo

Beverage
41%
Consumer Products
55%
Containerboard
4%

GRAPHIC PACKAGING Corporation
RIVERWOOD INTERNATIONAL
8

Attractive Business Mix 2002 Revenue Mix Consumer Products 24 Containerboard 6 Beverage 70 Consumer Products 26% Beverage 67% Containerboard 7% Consumer Products 55 Containerboard 3 Beverage 42 Consumer Products 55% Beverage 41% Containerboard 4% Consumer Products 89 Containerboard 0 Beverage 11 Consumer Products 88% Beverage 12% Riverwood Graphic Packaging NewCo

Long Term, Blue-Chip Customer Relationships

Riverwood

Anheuser-Busch Companies

GP Graphic Packaging Corporation

Miller

Pepsi

The Coca-Cola Company

Mars

Graphic Packaging

Kraft

Pillsbury

MasterFoods THE TASTEMASTER®

Kellogg's

Coors

General Mills

ChefAmerica, Inc.

GP Graphic Packaging Corporation

RIVERWOOD INTERNATIONAL

9

Long Term, Blue-Chip Customer Relationships Riverwood Graphic Packaging

Enhanced Growth Opportunities

Cross-Selling

Comprehensive Solution

Leverage Riverwood's Global Platform

GP GRAPHIC PACKAGING Corporation
RIVERWOOD INTERNATIONAL
10

Z-FluteTM and other CUK applications for Graphic Packaging's consumer product customers Laminated applications for Riverwood's beverage customers Enhanced Growth Opportunities Combine Riverwood's total system sales approach with Graphic Packaging's product development and marketing expertise Increased technology platform with combined R&D and manufacturing capabilities Sizeable microwave product opportunity in Europe Expanded footprint for potential new customers Cross-Selling Comprehensive Solution Leverage Riverwood's Global Platform

Common Commitment to Cost Reduction

Graphic Packaging

Riverwood

Newco

Low cost position with increased opportunities for improvement

(1) Figures are management estimates.

GP Graphic Packaging Corporation
Riverwood International
11

Common Commitment to Cost Reduction $78 million in Six Sigma savings from 2000-2002 Cost of Variation = 7.5% - real opportunities remain SG&A as a % of sales reduced 380 bps over five years Low cost recycled board mill Graphic Packaging $204 million in cost reductions since 1997 Total quality systems ongoing Low cost CUK mill system Riverwood (1) Figures are management estimates. (1) (1) Newco Low cost position with increased opportunities for improvement

Broad-Based Synergy Opportunities

Operating Synergies

- $55+ million already identified

Timing

- Year 1 – 40%
- Year 2 – 75%
- Year 3 – 100%

Other Opportunities

GP GRAPHIC PACKAGING Corporation

RIVERWOOD INTERNATIONAL

12

Broad-Based Synergy Opportunities $55+ million already identified Year 1 - 40% Year 2 - 75% Year 3 - 100% Reduced combined capital expenditures Efficient working capital management Facility optimization Interest expense savings Operating Synergies Timing Other Opportunities

Business Overview:
David Scheible
EVP Commercial Operations

Business Overview: David Scheible EVP Commercial Operations

Business Strategy Strengthen #1 positions in paperboard packaging serving beverage and consumer goods customers Maintain low cost converting operations and mill system Exceed industry growth through innovative products and increased penetration of cross-over and existing accounts Expand share in value-added applications Ensure talent available to implement strategies Deliver Superior Financial Returns and Increase Shareholder Value

Leverage Global Footprint Global footprint with full service offering capabilities and strategic locations for optimization of production / lowest cost Converting Plants Paperboard Mills Machinery Systems Sales & Marketing Offices Joint Ventures Carton Plants Headquarters (Atlanta, GA)

Total Integrated Packaging Solution

WHEATIES

GP GRAPHIC PACKAGING Corporation
RIVERWOOD INTERNATIONAL
16

Total Integrated Packaging Solution Low cost manufacturing assets Broadest converting capability in the industry Total customer packaging solution

Continued Cost Improvement Opportunities Remain

Traditional Cost of Poor Quality
5 - 8%
Warranty
Inspection
Rejects
Rework
Lost sales
Telephone tag
Late delivery
Safety
Installation
Excess inventory
Excessive material orders/planning
Different ways of doing business
Premium shipment
Grievances
Inaccurate information
Expediting costs
Long set-up time
Time value of money
Long cycle times
Misplaced paperwork
Lost Opportunity
15 - 20%
Less Obvious Cost of Poor Quality

GP GRAPHIC PACKAGING Corporation
RIVERWOOD INTERNATIONAL
17

Continued Cost Improvement Opportunities Remain Lost sales Traditional Cost of Poor Quality Rework Inspection Warranty Rejects 5 - 8% Lost Opportunity Late delivery Misplaced paperwork Long cycle times Expediting costs Excess inventory Long set-up time Time value of money Excessive material orders/planning Grievances Safety Premium shipment 15 - 20% Installation Telephone tag Inaccurate information Different ways of doing business Less Obvious Cost of Poor Quality

Leverage TQS Through the Organization

Excellence & Continuous Improvement
Six Sigma
Cpk Attainment
(Reducing Normal Variation)
Variation Reduction
(Eliminating Special Cause Variation)
GOAL
Capital and Technology Solutions
Supply Chain Synchronized
Prob. Solving Methods
Design of Experiments
New Product Development Process
Root Cause Analysis
Operate by Guidelines
Preventive Maintenance
Specification & Process Control Alignment
MCI*
Repair by Guidelines
Predictive Maintenance
Planning & Scheduling
Supplier Mgmt.
Measurement
Manpower
Machine
Methods
Materials
QUALITY & RELIABILITY FOUNDATION
Enablers
Improvement Teams
Rewards Systems
Flat/Agile Organization
Cultural
Technical
Information Systems
Metrics/Measures
Training

GP GRAPHIC PACKAGING Corporation
RIVERWOOD INTERNATIONAL
18

Leverage TQS Through the Organization GOAL Capital and Technology Solutions Supply Chain Synchronized Prob. Solving Methods Design of Experiments New Product Development Process Root Cause Analysis MCI* Operate by Guidelines Preventive Maintenance Specification & Process Control Alignment Supplier Mgmt. Measurement Repair by Guidelines Predictive Maintenance Planning & Scheduling Manpower Machine Methods Materials QUALITY & RELIABILITY FOUNDATION Excellence & Continuous Improvement Six Sigma Cpk Attainment (Reducing Normal Variation) Variation Reduction (Eliminating Special Cause Variation) Enablers Improvement Teams Rewards Systems Flat/Agile Organization Information Systems Metrics/Measures Training Cultural Technical

Growth Through Innovation

Technology Focused on Customer Needs

Package Differentiation	*Product Protection*	*Enhanced Strength*	*Consumer Convenience*
• Impulse Buy • Brand Recognition	• Freshness • Extended Shelf Life	• Durability • Tear Resistant	• Ease of Use • Time Saving

NEW!
WHEATIES
Energy Crunch

Miracle-Gro
All Purpose
Plant Food

Jurassic

NEW COOLER BOX
Add Ice & Go
Coors LIGHT

Coca-Cola

HOT POCKETS

GP Graphic Packaging Corporation
RIVERWOOD INTERNATIONAL
19

Package Differentiation Product Protection Enhanced Strength Consumer Convenience Ease of Use Time Saving Freshness Extended Shelf Life Impulse Buy Brand Recognition Durability Tear Resistant Growth Through Innovation Growth Through Innovation Technology Focused on Customer Needs Technology Focused on Customer Needs

GP GRAPHIC PACKAGING Corporation

RIVERWOOD INTERNATIONAL

Financial Overview: Luis Leon Chief Financial Officer Graphic Packaging Corporation

Financial Strategy Drive revenue growth through strong existing and expanded customer relationships and new products Maintain focus on cost reduction efforts and margins Execute on high probability and other identified synergy opportunities Maximize utilization of available Riverwood Net Operating Loss of $1.2B Optimize capital structure for operating and financial flexibility Maximize cash flow generation to reduce debt and drive EPS growth Deliver Superior Financial Returns and Increase Shareholder Value

Highly Accretive Transaction

($ in millions, except EPS)

GP GRAPHIC PACKAGING Corporation

RIVERWOOD INTERNATIONAL

22

Highly Accretive Transaction 2002 Pro Forma Combined ($ in millions, except EPS) EBITDA $413 $468 EBIT $214 $269 Net Income $37 $88 EPS $0.18 $0.43 Free Cash Flow $150 $200 Note: Pro forma for JD Cahill acquisition: includes $4.5mm Kalamazoo labor dispute add-back.

Strengthens Financial Position

($ in millions)	2002 Pro Forma	Combined
Total Assets	$3,000	$3,000
Net Debt	$2,154	$2,154
Net Debt/EBITDA	5.2x	4.6x

GP GRAPHIC PACKAGING Corporation

RIVERWOOD INTERNATIONAL

23

Strengthens Financial Position 2002 Pro Forma Combined ($ in millions) Total Assets $3,000 $3,000 Net Debt $2,154 $2,154 Net Debt/EBITDA 5.2x 4.6x Note: Pro forma for JD Cahill acquisition: includes $4.5mm Kalamazoo labor dispute add-back.

Summary

Exciting Combination Will Drive Shareholder Value Leading positions in attractive, high margin end markets with enhanced revenue growth opportunities Increased system integration and scale to provide total customer solution Actionable, identified operating synergies of $55+ million per year Net operating losses of $1.2 billion available to shield pre-tax profits Substantial free cash flow for significant debt reduction Management aligned with shareholders Highly accretive transaction for both companies Create premier value-added packaging company serving the beverage, food and consumer products industries

Additional Information In connection with the proposed transaction, Graphic Packaging and Riverwood will be filing a joint proxy statement/prospectus and other relevant documents with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the joint proxy statement/prospectus (when it is available) and other relevant documents filed with the SEC free of charge at the SEC's website at www.sec.gov. In addition, copies of the joint proxy statement/prospectus and other documents filed by Graphic Packaging or Riverwood with the SEC with respect to the proposed transaction may be obtained free of charge by directing a request to either: Graphic Packaging International Corporation, 4455 Table Mountain Drive, Golden, Colorado 80403, Attention: Gard Edgarton, telephone: 1-877-608-2635, fax: 1-303-273-1571; or Riverwood International Corporation, 3350 Riverwood Parkway, Suite 1400, Atlanta, Georgia 30339, Attention: Dan Blount, telephone: 1-770-644-3000, fax: 1-770-644-2935. Participants in Solicitation Graphic Packaging and Riverwood and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Graphic Packaging's shareholders in connection with the proposed transaction. Information concerning Graphic Packaging's directors and executive officers is set forth in Graphic Packaging's proxy statement dated March 29, 2002, for the 2002 Annual Meeting of Shareholders, filed by Graphic Packaging with the SEC. Information concerning Riverwood's directors and executive officers is set forth in the annual report on Form 10-K for the year ended December 31, 2001, filed by Riverwood with the SEC. Shareholders may obtain additional information regarding the interests of such persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Graphic Packaging's stockholders in connection with the proposed transaction by reading the joint proxy statement/prospectus when it is filed with the SEC. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

RIVERWOOD INTERNATIONAL-GRAPHIC PACKAGING

Moderator: Luis Leon
March 26, 2003
8:00 a.m. CT

Operator: Good day and welcome everyone to this Riverwood International and Graphic Packaging merger conference call. Today’s call is being recorded.

At this time, I would like to turn the call over to Mr. Luis Leon. Please go ahead, sir.

Luis Leon: Thank you, Lisa. And welcome everyone. I’m Luis Leon Chief Financial Officer for Graphic Packaging. This morning Graphic Packaging Corporation and Riverwood International announced that they have agreed to combine their businesses in a merger of equals.

We are here at the New York Stock Exchange, at least some people are. Others are scattered in different places, to discuss the announcement in greater detail and take questions following our presentation. There are slides that accompany this discussion that can be accessed via the Internet at the address that is listed in the press release. You can advance the slides from your computer.

Here with me today to participate in the discussion are Jeffrey Coors, Chairman and Chief Executive Officer of Graphic Packaging, Stephen Humphrey, President and Chief

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Executive Officer of Riverwood International, and David Scheible, Chief Operating Officer for Graphic Packaging.

Before we begin there are a few administrative and several legal items that I would like to bring to your attention. First, this call is being recorded and will be accessible for replay by both telephone and Internet Webcast. However, we will not be updating the content for any subsequent events. Please go to either company’s Web site at www.graphicpkg.com, or www.riverwood.com to access the Webcast replay and the company slides for any subsequent public disclosures.

Second, during this conference call, we might make statements that may be deemed to be forward-looking statements, within the meaning of the Securities laws. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed merger, it’s effect on future earnings, cash flow or operating results. Any other effect or benefit of the proposed merger, the expected timing of the completion of the merger, market prospects, and any other statements that are not historical factors.

Riverwood and Graphic Packaging strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements were based are beyond its ability to control or estimate precisely. And are subject to known and unknown risks and uncertainties. Such risks and uncertainties include but are not limited to costs and difficulties related to the integration of the businesses. Costs, delays and other difficulties related to the proposed merger. The ability to provide low cost, high quality products and to become a single source supplier. The ability to satisfy the closing conditions of the proposed merger, general economic conditions of the United States and globally.

Actions by customers and other third parties, price fluctuations and raw materials and energy costs and other factors detailed in Riverwood and Graphic Packaging filings with

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the Securities and Exchange Commission which are available free of charge on the SEC Web site.

Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect actual results may vary materially from those indicated. Riverwood and Graphic Packaging undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

Third, in connection with the proposed transaction Graphic Packaging and Riverwood will be filing a joint proxy statement prospectus and other related documents with the SEC. Investors are urged to read the joint proxy statement prospectus that will be included in the registration statement on Form S-4 to be filed with the SEC in connection with the proposed transaction when it becomes available. And any other relevant documents filed with the SEC because they contain important information on the proposed transaction.

Last Graphic Packaging and Riverwood and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Graphic Packaging shareholders in connection with the proposed transaction. Information concerning Graphic Packaging’s directors and executive officers is set forth in Graphic Packaging’s proxy statement dated March 29th, 2002 for the 2002 annual meeting of shareholders filed by Graphic Packaging with the SEC.

Information concerning Riverwood’s directors and executive officers, it set forth in the annual report on Form 10-K for the year ended December 31st, 2001, filed by Riverwood with the SEC.

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Shareholders may obtain additional information regarding the interest of such persons who may, under the rules of the SEC be considered to be participants in the solicitation of Graphic Packaging’s shareholders in connection with the proposed transaction by reading the joint proxy statement prospectus when it is filed with the SEC.

Investors should read the joint proxy statement prospective and other relevant products carefully when they become available before making any loading or investment decisions. Now with that legalese over with, I would like to turn the meeting over to Jeff.

Jeffrey Coors: Thank you, Luis. And welcome everybody. This truly is a milestone day for both Riverwood and Graphic Packaging. We’re very excited about the possibility of putting together a real premiere value added packaging company with leading positions in beverage, food and consumer products industries.

We both serve high end markets with enhanced revenue growth opportunities as we go forward. The scale of the combined operation will provide total customer solutions in paper board packaging. We’ve identified synergies of at least $55 million per year that will be phased in over the next three or four years. The net operating losses of $1.2 billion will help us shield pre tax profits. And are a key to debt reduction and free cash flow generation. So the combination of a growth vehicle and free cash flow generation should lead to significant shareholder value in the future.

It’s a highly accretive transaction for both companies in both earnings and in cash flow. And I would note that the management is highly aligned with the shareholder group of management owning roughly four percent of wholly diluted stocks out standing.

On page four of the presentation for those of you who have it, it’s a graphic depiction of what the combination is. Riverwood being number one in the beverage market with

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revenues of $1.2 billion and EBITDA of about 278 million. Graphic Packaging number one in consumer products, folding carton markets with 1.1 billion in revenue and 135 million of EBITDA. And together, a combined company of 2.3 billion with an EBITDA before synergies of $413 million.

We do have a tradition of working together (actually) Graphic Packaging is the fifth largest customer for Riverwood. And we know that this combination will take advantage of the great leadership and management groups for both companies going forward.

When you look at the transaction structure, it’s truly a merger, a merger of — on a stock exchange basis between Graphic and Riverwood. Considering the split of the Riverwood shares, basically there will be one Riverwood share for each Graphic Packaging share. And a total number of out standing shares in the transaction 204 million.

The ownership will be 42-and-a-half percent Graphic Packaging shareholders, and 57-and-a-half Riverwood shareholders. This is after the conversion of the preferred stock, Graphic Packaging preferred stock in to common stock. And there will be pre payment of present value of that stock of almost $19 million in the dividends upon the conversion. The board will be nine members of the five independent directors on that board, in addition to Steve and me. There will be one appointee from (Clayton Dubilier) and one appointment from (EXOR), two major shareholders in this venture.

I’ll turn the meeting now over to Stephen Humphrey’s who will give us the overview.

Stephen Humphrey: Thank you, Jeff. And good morning to all. There are mergers that create a bigger company. And there are mergers that create a better company. This is a merger that creates both, a bigger and a better company. As Jeff has all ready highlighted,

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Graphic Packaging is a clear market space leader in food and consumer goods packaging. And Riverwood enjoys a similar position in beverage multiple packaging.

If you look at the pie chart on page seven what comes to note is that the combined company has the largest share, the best scale, in a large but highly fragmented industry. And our entire focus an goal is to give customers the broadest range of solutions for the broadest application set of packaging requirements.

Going on to page eight, you get a snapshot of the concentration that each company currently has and how the merger will effect that. At Riverwood and our beverage business, our revenue there is substantially in converted cartons. And in our consumer products and container board segments, we principally sell roll stock to converters who take that and make it in to a final finished converted carton. Graphic, on the other hand, has almost all of its business in converted cartons. And you can observe that wile we are long in beverage, they’re long in consumer product packaging. But we both operate in the other space, so we’re very familiar with the requirements, as well as the opportunities.

As we look at the new company, we see tremendous forward integration creation opportunities. We have revenue growth by moving in to converted cartons, and that will also flow through to EBITDA contributions.

I think what’s obvious in the bottom circle is the balance the new company will have. The food and consumer segments of packaging and beverage are not only the largest, but they are the most stable through time, and we believe inherently the most attractive segments out of the entire folding carton universe.

Going to page nine, as Jeff mentioned, if you look on the Riverwood side, Graphic Packaging is a large customer of our company. And what I like to note is that our

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business has grown together. We’ve doubled our revenue base with graphic in the last five years. And we’ve done that by working together to find applications where our substrate and their converting and customer contacts create access to the business.

One obvious think you can draw from this chart is you’re known by the company you keep. Everyone of our respective customers are large, sophisticate, powerful buyers. And quite frankly, you can’t be number one with any customer or any major market segment, unless you do a lot of things right.

Moving on to page 10, I’d like to focus for a minute or two on our outlook for growth in the future. In many ways you couldn’t engineer a more complimentary fit between two companies. We have some products that we have innovated where we lack the sales and marketing access to the customers who are prospective buyers of that product. In another situation, Graphic Packaging has an inventory of sophistic product technologies that we have an ability to get to market. So it enhances the portfolio for both companies.

Our solution set to customers will be unparalleled not only in product range, but in overall capability to help them run their business better by designing cartons, making substrate, converting cartons, providing packaging machines that marry the customer’s product to the carton solution that we product. And helping the customer succeed in their business model.

Riverwood has a global business space. Over 20 percent of our revenues come from outside North America. We have operations, for example, in the U.S., Sweden, Germany, France, Spain, Australia, Brazil, Argentina. In each one of those, we have sales and marketing. We have customer contacts. In many cases we have converting infrastructure. And they’ve become platforms for the new company to take the inventory of products that come from Graphic Packing and expand our market reach.

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I had a conference call earlier with our European management this morning. And I just can’t share — I can’t adequately convey the excitement that they have about having access to new product opportunities to take to our customers.

If you go to page 11, another area of similarity between the two organizations is our focus on how we run our businesses. It’s not only talking the talk but it’s walking the talk. Both companies emphasize innovation. Both companies emphasize serving customers with high quality, innovative, value added products. And both companies have come to terms with market realities that you have to learn how to take cost out of your business faster than customers can take it away in price.

And I think this graphic illustrates that both companies have been efficient and aggressive cost cutters. And the real measure of cost cutting is do you hurt your business through time? And I think the fact that we are both number one is clear evidence that we figured out how to take cost out by running our business better. And David Scheible will describe for you some of the tools that we use that are almost identical one company to the next.

Going on to page 12, Jeff alluded to synergies. We have identified all ready at this early stage of development of the merger over $55 million of synergies that are spread across broad categories of integration opportunities between the mills and carton plants, to purchasing synergies by being a larger and better buyer. Through elimination of some duplicate corporate costs, and through some revenue growth opportunities.

And the good news is that the synergies come earlier in the year, in the first full year after the merger’s completion, we will have achieved 40 percent of the total identified synergies, 75 percent the end of year two. And 100 percent by the end of year three.

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And hopefully, as we communication with investors in the future, we will identify additional opportunities that will be additive to what is described in this call.

As we look down the road, we’ll have some opportunities to better utilize the shared facilities of the two organizations, and that should set us up for some reduction in capital spending. Clearly, the integration level of the combined company will make our utilization of working capital and the effectiveness of how we management improve. We have a very extensive network now in the new company of converting platforms. And it gives us the opportunity to make the right things at the right place. And as we refinance the company’s debt we’ll be able to reduce interest expense as well.

With that, I’d like to turn it over to David Scheible, who will serve as my right hand man and Executive Vice President of the new company.

David Scheible: Thank you, Steve. You can tell that the senior level management is all very upbeat about the merger. And I’m going to briefly cover the strategy and some of the execution processes that we’re looking at. The one thing that came through in all of the discussions of due diligence was it’s two businesses with a very similar goal, and that was to deliver superior financial returns in a difficult market.

Our focus on strategy is pretty simple because actually the business overall is pretty simply. Our main idea is to be number one with our customers, so that we’ll be number one in our industry. To do so in this industry, as Steve said, means maintaining a low cost overall converting basis. You got to benchmark your costs. You have to invest behind it. And you have to invest in continuous improvement of all actions that have been down throughout both organization for an extensive amount of time.

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We will exceed industry growth in a tough industry. What that means is you’ve got to have innovative products. And if you look at the combination of these two companies what we you see a great technology platform, not only just in making board and converting but also in laminating extrusion blowing our own film. So we have the opportunity to create the largest product line in this space for sure.

We’re going to continue to focus on our value added applications whether it’s laminated structures for cooler box or it’s (z flute) or fridge pack, we have an opportunity to command higher margins for those applications. Both corporations have a rich tradition of that investment.

And finally the key is both organization have been very, very flat in the structures, focused on cost, which means the right person at the right time. Steve and I and Jeff and the entire management team are focused on getting the right person in the right place.

Graphic — the new combination graphic packaging in Riverwood, clearly is an expanded footprint. On a global basis for customers like McDonald’s, Mars, Coors, Kellogg’s, GMI, we have an opportunity to do more for them in all parts of the world. Expansion technology for our microwave products, which have had great growth in this country and beginning to see significant growth in Europe, gives us an opportunity on the ground, in Europe to make those products and better deliver to those customers.

Steve made the comment that both corporations have done a great job of putting a network together around their mills and their converting operations, so that we can not only drive cost out on a converting and manufacturing basis, but also take inventory and working capital out of the system. We have a much bigger footprint to be able to do that on a number of different board types now. So we’re real excited about that. And I believe that what that will do is certainly focus the capital spending such that we will be

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able to improve cash flow in each one of those working capital elements, because we’ll be able to look at a much broader based and a lot more flexibility and overall manufacturing basis.

If you look at these corporations on an integrated basis, this is pretty exciting stuff because whether we’re making a beverage product or a consumer good product, we all ready have very, very efficient automated manufacturing facilities. We’ve continued to invest behind all of our converting operations in both organizations. And I don’t just mean printing or cutting or gluing. But these are organizations that have invested in laminating, in extrusion, the ability to blow our own film, (metallize) our products. So it allows us to create a large product line for these consumer goods and beverage customers. Clearly, it creates a leadership position in the paperboard space.

One of the things that’s really exciting for the Graphic Packaging folks is that Riverwood has had a long tradition in leadership in integrating machinery and converting in our customer’s plant in to their overall packaging solution. This gives us a different platform, a different access to our customers that we’ve not had before. So the Graphic Packing people, as Steve said, his European folks were excited. Our people in our discussions have been very excited about this process as well because it just gives a much, much larger basket of capabilities that we can take to our overall customers.

Now both corporations have had a rich tradition of driving cost out. So the question we typically get is are there still opportunities for driving out costs And I guess the good news is the answer absolutely there is. If you look at a corporation, the slide in front of you, is one I like to depict. It’s an ice berg slide. And what it shows is is that the traditional cost of quality is sort of in that five to eight percent range. It’s the types of things that we measure. And it’s the types of things you find instantaneously, inspection,

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rework, rejects, those kinds of things. And both corporations, clearly, are focused in that area.

But what’s also interesting is that most of your cost if hidden below the line. I talked to my organization about the most expensive carton that I make is the one that I make twice. Because I make that carton on the weekends, so I make it with over time, premium shipments, expediting costs. Interrupting schedules, and the key is that those costs are resident in every single corporation — anybody manufacturing products.

The good news about the combined corporation is that we have a culture in both organizations about finding those costs. You have to have a different process to go in and dig them out of your manufacturing operations, and drive them out of the P&L. And both corporations have invested significantly behind being able to do that.

If you look at Graphic Packaging and Riverwood on a combined basis, both corporations use a total quality system throughout their organization. The goal is for continuous improvement in everything we do. Whether it’s predictive maintenance, or whether it is variation reduction, even in customer service and order entry, both corporations are very database in their decision making processes. We use a measure, analyze improve and control sort of concept, Six Sigma, if you will. The concept is to drive variability out of the organization.

And both corporations as you talk down the line, I’m excited because when I talk to the business leaders within Riverwood they talk the same sort of turns. They recognize where the complex are, where the variability are, and they’ve got a process to drive it out. So this is very much about that.

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Steve makes a comment from time-to-time, he didn’t make it today. But he says, you know what, you want to make products that are of great quality that your customers want to give you more business. And then you want to have a cost position so that you’re happy to take it when they do. And actually, this process of leveraging TQS through the organization guarantees that this corporation on a go forward basis will be able to meet those objectives that Steve’s laid out.

Now we did not do this whole merge simply because of cost. Actually, I think we’re overall most excited about is the long-term revenue growth opportunities. If you look at the technology base that is combined in this corporation we have a product line that allows us to go from simple product differentiation, where you’re (metallizing) and laminating to give sort of a pop on an energy crunch cheerios. To moving to a more sophisticated where you’re laminating films and paper board together to give product protection from moisture whether it’s at home or in a retail store, that Graphic Packaging has done with Miracle Grow.

You look at the things that we can do in enhanced strength opportunities Graphic Packaging introduced a cooler box years and years — a couple of years ago with Coors and allows you to put water on the inside and literally hold water for 72 hours so your carton becomes a cooler. Riverwood introduced just last year, successfully the (Z-Flute) application for private label in juice box. What’s really great is an opportunity replaced a (micro flute), something outside of our own space. But if you look at the very sophisticated technology that allows you to make (Z-Flute) package, you can fill faster. And you can stack higher. You can create a product that is lower cost for our customers but actually creates more consumer pull.

And then I think the end of — the most sophisticated part of the technology base is creating consumer convenience. I was in a meeting with the CEO of one of our

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companies once, and he said, you know, what, I only want my organization working on things that can be prepared in 10 seconds and consumed with one hand. Now he did it for — it’s certainly an exaggeration. But the concept is people are busy in the United States. If you can, in fact, do something that creates a convenient package, you will sell more product.

And for us, for Graphic Packaging, it’s certainly our investment in microwave has proven to be a great growth vehicle. And if you look at the newest introduction from Riverwood on the fridge package it’s absolutely focused on consumer convenience, inside the refrigerator, making it quicker and easier for a consumer to use our customer’s product. And that is the key long-term for Graphic Packaging Riverwood combination.

I’m very, very excited about the opportunity for both continuous improvement in cost, but also to leverage the technology of both corporations to be number one with our customers and grow in our market.

I’m going to turn it over now to Luis Leon and he’ll talk through the financials.

Luis Leon: OK. Thanks, Dave. Consistent with the business and operating strategy, the financial strategy will focus on providing the capital resources and flexibility to drive revenue growth and also the business integration. Both companies have independently been passion about cost reduction. This combination will provide for new opportunities in insuring continued progress in this area.

We believe that the synergies outlined by Steve earlier have a very high probability of execution. Our focus would not only be on ensuring their (achievability) but also in identifying additional synergy opportunities in other areas such as capital expenditures, working capital, and plant rationalization.

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Riverwood brings to this combination a $1.2 billion NOL. Although its usage is going to be limited due to section 382 of the tax code, we expect that a significant portion will be available to improve our net earnings and also enhance cash flow.

In order to fuel (new co’s) initiative, we will be putting in place a capital structure that will ensure operational flexibility, while at the same time, allow the company to rapidly deliver.

The delivery will occur really as a result of the following. A, the combination of two companies who all ready have a history of strong cash flow generation. B significant synergistic opportunities. Interest expense reductions as refinance, higher — existing higher rate debt. D reduce the tax liabilities from Riverwood’s large NOLs.

If you turn to page 22 on the financials, you can see that we have two pro forma columns. The pro forma column on the left reflects some very conservative assumptions outlined above on the financial side with regard to reductions and interest expense, and also the NOLs. And we are excluding the operating synergies. The column on the right is looking at a more likely scenario with regard to the financial synergies, but also includes the operating synergies that Steve talked about.

Regardless of which of these scenarios that you look at, you can see that this is a very exciting transaction as it benefits bond holders, and it effects equity holders from an accretion on cash flow and also a very high accretion on earnings per share.

Also, turning to page 23, we can see that we will have a strong balance sheet as well. This will be a company that on a combined basis will have roughly $3 billion in total assets, and about $2.2 billion in debt. The net debt to EBITDA ratio if you exclude any type of synergies would be 5.2 times right off the chute, and if you include the synergies

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of 55 million, you see it’s about 4.6 times. We are certainly, very, very excited about this transaction from both an operations standpoint and also a financial standpoint. And with that I’ll turn it over to Steve to give you some concluding remarks.

Steve Humphrey: Thank you, Luis. Hopefully by now we have conveyed adequately our enthusiasm and rational for this transaction. This is a transaction that’s good for customers, great for shareholders. It’s a creation of a company that has real and exciting additional growth opportunities. It marries companies that think alike and act alike. And it’s a combined entity that has a tradition of efficiency and opportunities for additional efficiencies going forward.

With that, I’ll open the line for questions. If you’d like to direct a question to one of the speakers, please do so by name. Otherwise just pose the question and we will try to find the best person to respond. Thank you very much.

Operator: Thank you. The question and answer session will be conducted electronically. If you would like to ask a question, please do so by press the star key followed by the digit one on your touch-tone telephone. If you are on a speakerphone, please be sure your mute function is turned off to allow your signal to reach our equipment. Once again, ladies and gentlemen, that’s star one to ask a question.

We will go first to Edings Thibault with Morgan Stanley.

Edings Thibault: Good morning gentlemen and congratulations on this deal.

Male: Thank you, Edings.

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Edings Thibault: A quick question for you. I was hoping that you might provide some potentially more detail on the $55 million in synergies, or perhaps better put — can you talk about what percentage of those synergies come from direct overlap, i.e. Greater integration opportunities on the CUK that Graphic purchasing from a supplier other than Riverwood?

Male: Well, I think that probably 20 to 25 percent of the synergies through time will come from total system integration which will be some resourcing of board, but also better utilization of our converting assets. And those will tend to come a little earlier in the time frame. And then if you look at some of the corporate synergies, they will come a little later, because they involve things like integrating our respective ERP operating systems. They are more complicated and will require more time.

Edings Thibault: Great. And a question on potential losses. As you’ve gone around and talked to your customers — I don’t know how far you are in that process Steve — do you detect nervousness over potential competitors to Graphic Packaging amongst your existing customer base, other than obviously the beverage guys? Actually, they wouldn’t compete with them directly. I apologize.

Stephen Humphrey: You know, I think it’s a little early in the piece to raising the flag. We have communicated openly at Riverwood that we’ve been working to find ways to broaden our business mix. And we’ve been focusing on the non-beverage consumer packaging business for the last couple of years. And that we have focused on bringing innovative products and solutions.

So we are not just adding more commodity like competition. And I think ultimately we have to go back to the reliance on — what is it that has led customers to do business with us life to date. And hopefully that’s a combination of great product and great service and competitive pricing. And I think that should provide some measure of insulation or

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ballast’s against significant movement of volume. I don’t think anybody has come out yet and overtly threatened us.

Edings Thibault: Well that’s good to hear. You’ve mentioned a couple of times — I’ve heard the word de-leveraging a couple of times here. And I was wondering if you wanted to talk about within general parameters as you begin to hit some of these synergy targets that you’ve outlined, do you have a general level of debt and or rating that you guys would feel comfortable with?

Male: Luis, why don’t you take that one.

Luis Leon: Yes, well, you know the de-leveraging aspect, Edings is the really the fact that we have two companies that generate an awful lot of cash flow. And with the combination and the synergies, we expect to generate even more. So as we looked at the potential capital structure and we saw some very, very, rapid de-leveraging. Obviously, we can’t share forecasted numbers with you, but we feel very comfortable with those numbers.

In terms of how this is going to impact the rating, you know, we don’t quite know. We are going to be visiting the rating agencies shortly. But as you know, Riverwood is a triple C and we are a mid-range B. So, you know, maybe we will come out someplace in the middle. But we certainly don’t want to speculate at this time.

Edings Thibault: Right. And then a question and I will turn it over to the other guys — general sense of timing. What are kind of the next steps in the transaction? And when do you expect to close?

Male: I would say we’ve got several months to do this. What we have to do - the (Hart Scott Rodino). We need to get a Graphic Packaging shareholder meeting and vote. Although

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there is a voting agreement by the (Coors) family trust that have already, that’s already been approved. But we do formally have to go through all these things. All the SEC stuff. And so we are talking three or four months most likely to get through this.

Edings Thibault: Great thanks a lot.

Male: Edings, we didn’t say it. So we were remiss. But the absolute shared commitment on both sides of this transaction is to generate a lot free cash flow and use it to de-lever the debt.

Edings Thibault: Got it. Well, that’s good to hear. Thanks.

Operator: We will go to Mark Wilde with Deutsche Bank.

Mark Wilde: Good morning.

Male: Good morning.

Mark Wilde: And congratulations. I had a couple of issues. One, can you give us a little more specific on these synergies. I think I heard Steve say about 20 to 25 percent is going to be from systems integration, better use of the converting assets. What’s the break out for the rest of these?

Male: I’m not prepared to get down to granular detail, but topically we expect that there will be some purchasing synergies. We buy many of the same commodities. And will clearly want to get to the same lowest price and then see what opportunities go beyond that by taking the combined purchasing power of the two companies. I also identified that we would have some growth synergies, where we can cross sell products.

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I also said that there would be some meaningful corporate elimination of duplicate overhead components and they would come a little later in the piece rather than a little earlier. So at this point, we are still early on in the process, but as Luis said earlier, of the synergies we’ve identified, there is a very high conviction level that they will happen.

It’s not the full lunch pail. It’s just what we’ve been able to identify up to this level of interaction and disclosure.

Male: I would add to that, that we’ve been working on the synergy issue from the beginning and it’s been several months of discussion. We’ve had a lot — we’ve created a lot of detail. We are not exactly at this point ready to share all of that detail. But it’s not just a number that was picked out the air. It is not a percentage of the deal or something like that.

We’ve got actionable items on line by line, but it is just — we need to keep that internal and drive that forward. And we will share with you more of that detail as we go down the pike.

Mark Wilde: Yes, I guess, you know, my question is just as an outsider — is that it seems like both companies have done a good job over the last several years over really taking out cost and rationalizing. So you wonder really what’s left?

Male: Mark, we are all smiling because as David said earlier, for as much as we’ve extracted,- the tools that we used, the analytics surrounding for supporting Six Sigma, basically draw attention to what is the cost of variation. So it really identifies the size of the opportunity. And it’s the size of the opportunity that sustains the enthusiasm to use and deploy the Six Sigma tools.

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Mark Wilde: OK. Now the second question I had concerned the NOLs and I think Luis mentioned there were going to be some restrictions on your ability to use all of them. I just — I wondered if you could try to quantify this for all of us. Because it such a significant issue in terms of your ability to generate free cash flow over the next several years.

Male: Mark, let me try to — this is a very complex tax issue, but in essence what section 382 does, it limits the use of NOLs because it creates a change of control. And once you create a change of control beyond 50 percent is when the limitation is created.

Now we are probably somewhat hesitant to talk about a number at this point in time. We feel that the number is very large in any event. It may not be the one, the full 1.2 billion, but it should be substantially large in terms of the ability. A lot of it is going to depend on the performance of the company going forward, because it depends on the value of the company. The higher the value of the company, the higher the NOLs that you can use.

So, I don’t know if I’ve answered your question, but the number is significant.

Mark Wilde: OK.

Male: And the tax yield will be I think will be very large.

Mark Wilde: Well, just two other questions I have. One, is just, involves this whole kind of global packaging strategy. It seems to me over the years and in talking with other people, you know who make packaging, say the (Smurfit) organization or something like that. That the talk about a global, you know, platform and a global strategy doesn’t really seem line up with how even big global consumer products companies have sourcing packaging up to this point.

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Male: Let me take a little bit of that. I think what you — if you think about it in context of everybody is going to be sourcing the exact same product, then I think you are absolutely right. It’s really difficult for a Kellogg’s or a General Mills on a global basis to source the same product in both countries.

What the opportunity for us though is to be able to take some of the different technologies that we have and be able to have a local platform for manufacturing those products. As you try to ship products overseas, or you try to duplicate more complicated technologies, it is really difficult to do it through joint ventures or through alliances. And this gives us the opportunity on the ground, to do some of the kind of products that are either laminated or you know, microwave types of products in the European base. As well as, you are still finding that more and more, the purchasing organizations, while they may not purchase globally, they certainly, on a reporting relationship are becoming very global.

So the relationships that you have in any part of the globe are in fact critical on a local basis. They may not source it that way, but they certainly align their suppler base to be able to make sure that — on a long term basis, can do whatever they need, wherever they are. And that is clearly a trend that we are seeing across our entire our customer portfolio.

Male: I would add to that that — you know there is a good explanation to why each company has margins that are superior to the general folding carton business. And that is we don’t do the same thing as everybody else. We don’t take a general solution and just be a “me too”. We have either a different value proposition. A different technical solution. A different technical production approach. But it’s not to be just a “me too”.

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So I think as David said, the opportunities that we’ll focus on are for those discreet applications where we have a solution available that’s different than, and better than, what the customer currently sees. And through that we would some expectation of being successful in competing for the business and some presumption that the resulting margin would be attractive.

Mark Wilde: My final question, really just involves the — you’ve got at least a couple of vary large shareholders here. And I wondered if in general terms, you can talk about the status of those large shareholders. Whither there are any kind of agreements in place in terms of lockup’s or anything like that?

Male: Now we are getting into more technical information that I have. There is a shareholder agreement. But if you look going forward — are you trying to ask in terms of what magnitude or timing of any secondary offering?

Mark Wilde: Yes, I’m just, you know, Jeff whenever you have big shareholders with positions the size of the Coors family and (Clayton Dubilier), people are always going to ask questions about, you know, is that stock going to come out at some point. And you know, it’s kind of a over hang issue, I guess.

Stephen Humphrey: Yes, Mark, this is Steve. I think the declarative statement that both sides are easily and were happy to make, is that the shareholders are committed to the transaction. That they understand and believe in the value creation and accretion that is available through this. And I think that while there are lockups, you can expect that they want to hang around long enough to recognize that accretion.

Mark Wilde: OK. Thanks Steve.

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Male: From both sides would suggest that we haven’t realized our full potential in this business. And so we are believing that there is a lot more there and so we are going to be patient to realize that.

Male: I’m not selling.

Mark Wilde: Right, thanks guys.

Operator: We will go to Sandy Burns with Deutsche Bank.

Sandy Burns: Hi, good morning. And Congratulations.

Male: Thank you.

Sandy Burns: Maybe just looking at the other side of the balance sheet — in terms of the debt outstanding, you hinted at, you know, refinancing higher rate debt. I was just wondering if you could elaborate what the plans are for the Riverwood bonds and the Graphic Packaging bonds?

Male: Well, we are actually still looking at that. And it all depends on the market. Obviously, we are going to have refinance all of the bank debt from both companies. There are bond issues outstanding for both companies.

With regard to the Graphic Packaging bonds, this is — creates a change in control on those bonds and the bondholders have an option to put this back at 101 cents on the dollar. Which in essence means a $3 million premium. Obviously, we don’t know what their intentions are at this point. So we can’t really comment in terms of what we maybe or not be doing with those bonds.

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On the Riverwood side, Riverwood has also some bonds outstanding which are callable. Those are at rates that are currently higher than what the market rates are. So we will certainly be looking at the refinance ability of those bonds and see what the current environment is at the time of closing. But we will be looking at that.

Sandy Burns: OK. That’s helpful. And then just in understanding, I guess the sources and uses of the transactions. Again just to clarify, it does not look like there is any material cash payments to any stockholders of either company. Is that fair to say?

Male: Yes.

Sandy Burns: OK. And then lastly on the business side, because this was touched upon earlier. In terms of, you know, possible customer concentration, although there is not a lot direct overlap between your two businesses. I’m sure that you both share some customers. I mean any preliminary discussions with some of the largest customers of the combined company in terms of how they view the combined company and their willingness to continue doing business going forward?

Male: There has been communication with and I think generally the reaction has exceptionally positive. It’s clear that this a merger of bigger creating better. And the customer’s see that we will have a more completed richer portfolio of solutions and they also see that we have an opportunity to extract some additional efficiency. And that says that you are going to have a very important supplier that has a better product offering and a more substantial capital and financial base under it. And that’s got to be good.

Male: The preliminary feedback we’ve had from Graphic customers has been very positive. And they look at this as being a good combination. We don’t have a lot of overlap of

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customers. There are some, but it’s very minimal. And so there — we don’t — this thing doesn’t threaten their position at all. It encourages, enhances it.

Sandy Burns: OK. Great. Thanks.

Male: Thank you.

Operator: Due to time constraints, we take our final question today from Bruce Klein with Credit Suisse First Boston.

Bruce Klein: Hi, guys.

Male: Hi, Bruce.

Male: Hi, Bruce.

Bruce Klein: Was just, I guess, back to maybe just the strategy or your integration level — obviously Graphic being more on the converting side, Riverwood the reverse. I guess how do you think about it in terms of your level of integration, or whither or not the strategy would change with regard to you guys machine placements? All that kind of stuff — you do Riverwood certainly globally.

And then secondly, just if there is any — you mentioned about the debt and focus — I was wondering if there is any leveraged targets that you guys all had in mind for the next year or two?

Male: Well, I’ll take the first one and I’ll bounce it back to Luis.

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Bruce Klein: OK.

Male: No, I think we are all pretty optimistic about this. I think we are just going to wind up saying the same things. I don’t know — Jeff do you have anything new?

Jeffrey Coors: No.

Male: The integration opportunity is — there is a lot of opportunity for optimization, though, because we are both optimizing our current corporations, but they are on a stand-alone basis. When you put them together it does provide a significant opportunity on an integrated side.

And it gives us, you know, less open board, and it gives us more access to customer, the ability to sort of modify the process for customers as required.

So, I’m excited about that level of integration and obviously we’ve got to some work in that area, but if you sort of look at what both corporations do, there is no reason to believe there isn’t significantly more opportunities for us both on growth and cost on a more integrated basis, that this corporation on a combined basis looks like.

Male: I guess the thing that we’ve tried to emphasize in our Riverwood stand alone story, is that we try to make integration work for us by having the low cost mills and high quality out put. And I think that I noted earlier that we’ve been able to double our business with Graphic Packaging over the last five years by working together to come up with solutions for customers that make it attractive for them to use CUK board and applications that historically may have either been bleached or coated recycle.

-more-

And I think that is really the essence of as you kind of dial forward, where we have some costs or performance capability or something that is already embedded in our mill structure, it makes total sense to try to align that with the converting and sales and marketing capacity of the combined company.

Bruce Klein: OK. That’s helpful.

Male: OK. And Luis I’ll give you the ...

Luis Leon: ... and with regards to the leverage targets, you know, Bruce, I don’t think we are ready to talk to you about target. But what I think we can tell you is what our objective is. Our objective — you know, we’ve been talking about the amount of cash flow that this company can generate or potentially generate. And our objective is to apply all excess cash flow towards the repayment of debt. And also to that end we are going to be putting in place a capital structure that would allow us to do that.

So we will have a lot of free cash flow generation and all of that excess cash flow will be applied towards debt reduction.

Bruce Klein: OK. Thanks, guys.

Operator: That concludes our question and answer session. Mr. Humphrey, I would like to turn the call over to you for any additional or closing remarks.

Stephen Humphrey: I would just like to reiterate and thank you all for joining in and showing the interests. This is clearly something that we feel very positive about. That is great for customers. It’s even better for shareholders. And we look forward to getting to the closing and get going. So thank you all.

-more-

Operator: That does conclude today’s conference call. We thank you for your participation. You may disconnect your phone line at this time.

END.

Forward-Looking Statement

     It should be noted that this announcement contains certain statements that may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed merger, its effect on future earnings, cash flow or other operating results, any other effect or benefit of the proposed merger, the expected timing of the completion of the merger, market prospects, and any other statements that are not historical facts. Riverwood and Graphic Packaging strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and are subject to known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to, costs and difficulties related to the integration of the businesses, costs, delays and other difficulties related to the proposed merger, the ability to provide low cost, high quality products and to become a single source supplier, the ability to satisfy the closing conditions of the proposed merger, general economic conditions in the United States and globally, actions by customers and other third parties, price fluctuations in raw materials and energy costs, and other factors detailed in Riverwood’s and Graphic Packaging’s filings with the Securities and Exchange Commission (the “SEC”), which are available free of charge on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Riverwood and Graphic Packaging undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

In connection with the proposed transaction, Graphic Packaging and Riverwood will be filing a joint proxy statement/prospectus and other relevant documents with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the joint proxy statement/prospectus (when it is available) and other relevant documents filed with the SEC free of charge at the SEC’s Web site at www.sec.gov. In addition, copies of the joint proxy statement/prospectus and other documents filed by Graphic Packaging or Riverwood with the SEC with respect to the proposed transaction may be obtained free of charge by directing a request to either: Graphic Packaging International Corporation, 4455 Table Mountain Drive, Golden, Colorado 80403, Attention: Gard Edgarton, telephone: 1-877-608-2635, fax: 1-303-273-1571; or Riverwood International Corporation, 3350 Riverwood Parkway, Suite 1400, Atlanta, Georgia 30339, Attention: Dan Blount, telephone: 1-770-644-3000, fax: 1-770-644-2935.

Participants in Solicitation

Graphic Packaging and Riverwood and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Graphic Packaging’s shareholders in connection with the proposed transaction. Information concerning Graphic Packaging’s directors and executive officers is set forth in Graphic Packaging’s proxy statement dated March 29, 2002, for the 2002 Annual Meeting of Shareholders, filed by Graphic Packaging with the SEC. Information concerning Riverwood’s directors and executive officers is set forth in the annual report on Form 10-K for the year ended December 31, 2001, filed by Riverwood with the SEC. Shareholders may obtain additional information regarding the interests of such persons who may, under the rules of the SEC, be considered to be participants in the solicitation

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RIVERWOOD INTERNATIONAL-GRAPHIC PACKAGING
Moderator: Luis Leon
03-26-03/8:00 a.m. CT
Confirmation # 397437

of Graphic Packaging’s stockholders in connection with the proposed transaction by reading the joint proxy statement/prospectus when it is filed with the SEC. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

-more-

Letter to Graphic Packaging Employees

Dear Graphic Packaging Employee,

Today marks a significant milestone in our corporate history. Over the many years that we have been in operation, our goal has always been to provide the most innovative packaging solutions to our customers. As a result of all of our hard work, we are very proud that our customers today include many of the world’s leading consumer companies.

In order to become an even more integral provider of value-added products to our customers, I am excited to inform you that we are announcing today that Graphic Packaging International Corporation and Riverwood Holding, Inc. have agreed to become one company. We believe that by joining our two organizations, we will be better positioned to provide our customers greater choice, better service, and more innovative solutions for all of their packaging requirements.

More than ever, we know that our customers require the most advanced products and superior service from a single source to help them achieve their growth initiatives. By combining our companies we will have a stronger platform with the necessary scale to compete effectively and globally in the current environment and will better position ourselves to achieve accelerated growth.

The new company, which we expect to name in the near future, will further our growth strategy and enable us to build an unparalleled provider of one-stop beverage and consumer packaging solutions.

When we first began discussing the possibility of this merger, it very quickly became obvious that we share similar operating philosophies. The strategic fit is truly compelling as the companies’ product offerings are complementary. For example, the new company will be much more effective at penetrating the consumer packaging markets by leveraging Riverwood’s expertise in bundling packaging and packaging machinery as a total packaging system, and their leading position in multi-pack beverage packaging.

The management structure will include senior executives from both organizations. I will serve as Executive Chairman of the combined company, and Steve Humphrey, President and CEO of Riverwood, will serve as President and Chief Executive Officer. David Scheible, currently COO of Graphic Packaging, will serve as Executive Vice President of Commercial Operations and he will play an active role in helping us to build the new company. The new company will be headquartered in Atlanta, but will maintain a presence in Golden as well.

Clearly, this news may cause you to have questions about the future of the company as well as personal questions related to your own career. The most honest answer I can provide is that we don’t yet know the final structure of the new organization. Your supervisor will share more information with you as it becomes available. We plan to utilize the best practices from both organizations and we will provide more detail as soon as we complete a thorough review of the two businesses.

We expect to complete the merger of our two companies in the third quarter of this year, subject to shareholder approval and regulatory clearance. Until then, we pledge to keep you fully informed as the transition proceeds. It is also a time to renew our commitment to our customers and reassure them of our uncompromising focus on quality and service.

This represents the beginning of a strong new company and we look forward to sharing our excitement and vision with you.

Sincerely,

Jeffrey Coors
Chairman and CEO
Graphic Packaging International Corporation

Forward-Looking Statement

     It should be noted that this announcement contains certain statements that may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed merger, its effect on future earnings, cash flow or other operating results, any other effect or benefit of the proposed merger, the expected timing of the completion of the merger, market prospects, and any other statements that are not historical facts. Graphic Packaging strongly encourages readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond its ability to control or estimate precisely, and are subject to known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to, costs and difficulties related to the integration of the businesses, costs, delays and other difficulties related to the proposed merger, the ability to provide low cost, high quality products and to become a single source supplier, the ability to satisfy the closing conditions of the proposed merger, general economic conditions in the United States and globally, actions by customers and other third parties, price fluctuations in raw materials and energy costs, and other factors detailed in Graphic Packaging’s and Riverwood’s filings with the Securities and Exchange Commission (the “SEC”), which are available free of charge on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Graphic Packaging undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

     In connection with the proposed transaction, Graphic Packaging and Riverwood will be filing a joint proxy statement/prospectus and other relevant documents with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the joint proxy statement/prospectus (when it is available) and other relevant documents filed with the SEC free of charge at the SEC’s website at www.sec.gov. In addition, copies of the joint proxy statement/prospectus and other documents filed by Graphic Packaging or Riverwood with the SEC with respect to the proposed transaction may be obtained free of charge by directing a request to either: Graphic Packaging International Corporation, 4455 Table Mountain Drive, Golden, Colorado 80403, Attention: Gard Edgarton, telephone: 1-877-608-2635, fax: 1-303-273-1571; or Riverwood International Corporation, 3350 Riverwood Parkway, Suite 1400, Atlanta, Georgia 30339, Attention: Dan Blount, telephone: 1-770-644-3000, fax: 1-770-644-2935.

Participants in Solicitation

     Graphic Packaging and Riverwood and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Graphic Packaging’s shareholders in connection with the proposed transaction. Information concerning Graphic Packaging’s directors and executive officers is set forth in Graphic Packaging’s proxy statement dated March 29, 2002, for the 2002 Annual Meeting of Shareholders, filed by Graphic Packaging with the SEC. Information concerning Riverwood’s directors and executive officers is set forth in the annual report on Form 10-K for the year ended December 31, 2001, filed by Riverwood with the SEC. Shareholders may obtain additional information regarding the interests of such persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Graphic Packaging’s stockholders in connection with the proposed transaction by reading the joint proxy statement/prospectus when it is filed with the SEC. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Letter to Graphic Packaging Customers

Dear Graphic Packaging Customer:

Our goal has always been to provide the most innovative packaging solutions to you.

Our success in the marketplace rests on our ability to respond rapidly to the increasing demands and complexity of your business. We have worked together to help you develop creative packaging that will help differentiate your brands in an increasingly competitive marketplace. More than ever, we know that in these times you require the most advanced products and superior service from a single source to help you achieve your goals.

In that light, we are announcing today that Graphic Packaging International Corporation and Riverwood Holding, Inc. have agreed to become one company. We believe that by joining our two organizations, we will be better positioned to provide you with greater choice, better service, and more innovative solutions for all of your packaging requirements.

The new company, which we expect to name in the near future, will take the best from both organizations. When we first began discussing the possibility of merging our two companies, it very quickly became obvious that we shared similar operating philosophies. Our relationship with you is based on a strong respect and a commitment to providing the highest quality at the greatest value. The strategic fit is truly compelling as the companies’ product offerings are complementary. Graphic Packaging will gain from Riverwood’s total packaging systems approach to meeting customer needs and Riverwood will benefit from Graphic Packaging’s consumer packaging expertise.

This transaction will further our growth strategy and enable us to build an unparalleled provider of one-stop beverage and consumer packaging solutions. The new company will be dedicated to the same goals and ideals that have built our relationship with you in the past: unmatched customer service, leading technology and commitment to quality. Inspired by innovation, our solutions begin with you and your business. The addition of our colleagues from Riverwood will enable us to provide these solutions as a deeper and broader organization.

We expect to complete the merger of our two companies in the third quarter of this year, subject to shareholder approval and regulatory clearance. Until then, we are committed to earning your business and making this transaction seamless. We look forward to personally sharing with you the full details of this transaction in the near future. In the meantime, we will keep you posted of developments on the road to successfully completing this major initiative.

The management structure will include senior executives from both organizations. I will serve as Executive Chairman of the combined company, and Steve Humphrey, President and CEO of Riverwood, will serve as President and Chief Executive Officer. David

Scheible, currently COO of Graphic Packaging, will serve as Executive Vice President of Commercial Operations and will play an active role in helping us to build the new company.

Our pledge to you is that we will strive to deliver an even higher standard of quality and service to you. We hope to forge a stronger partnership between our two organizations and look forward to continuing to serve your needs.

Sincerely,

Jeffrey Coors
Chairman and CEO
Graphic Packaging International Corporation

Forward-Looking Statement

     It should be noted that this announcement contains certain statements that may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed merger, its effect on future earnings, cash flow or other operating results, any other effect or benefit of the proposed merger, the expected timing of the completion of the merger, market prospects, and any other statements that are not historical facts. Graphic Packaging strongly encourages readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond its ability to control or estimate precisely, and are subject to known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to, costs and difficulties related to the integration of the businesses, costs, delays and other difficulties related to the proposed merger, the ability to provide low cost, high quality products and to become a single source supplier, the ability to satisfy the closing conditions of the proposed merger, general economic conditions in the United States and globally, actions by customers and other third parties, price fluctuations in raw materials and energy costs, and other factors detailed in Graphic Packaging’s and Riverwood’s filings with the Securities and Exchange Commission (the “SEC”), which are available free of charge on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Graphic Packaging undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

     In connection with the proposed transaction, Graphic Packaging and Riverwood will be filing a joint proxy statement/prospectus and other relevant documents with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the joint proxy statement/prospectus (when it is available) and other relevant documents filed with the SEC free of charge at the SEC’s website at www.sec.gov. In addition, copies of the joint proxy statement/prospectus and other documents filed by Graphic Packaging or Riverwood with the SEC with respect to the proposed transaction may be obtained free of charge by directing a request to either: Graphic Packaging International Corporation, 4455 Table Mountain Drive, Golden, Colorado 80403, Attention:

Gard Edgarton, telephone: 1-877-608-2635, fax: 1-303-273-1571; or Riverwood International Corporation, 3350 Riverwood Parkway, Suite 1400, Atlanta, Georgia 30339, Attention: Dan Blount, telephone: 1-770-644-3000, fax: 1-770-644-2935.

Participants in Solicitation

     Graphic Packaging and Riverwood and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Graphic Packaging’s shareholders in connection with the proposed transaction. Information concerning Graphic Packaging’s directors and executive officers is set forth in Graphic Packaging’s proxy statement dated March 29, 2002, for the 2002 Annual Meeting of Shareholders, filed by Graphic Packaging with the SEC. Information concerning Riverwood’s directors and executive officers is set forth in the annual report on Form 10-K for the year ended December 31, 2001, filed by Riverwood with the SEC. Shareholders may obtain additional information regarding the interests of such persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Graphic Packaging’s stockholders in connection with the proposed transaction by reading the joint proxy statement/prospectus when it is filed with the SEC. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Letter Graphic Packaging Suppliers

Dear Graphic Packaging Supplier:

Our goal has always been to provide the most innovative packaging solutions to our customers, who include many of the world’s leading consumer and beverage companies. As one of our principal suppliers, you have been a key part of our success.

We are pleased to announce that Graphic Packaging International Corporation and Riverwood Holding, Inc. have agreed to become one company. We believe that by joining our two organizations, we will be better positioned to provide our customers with greater choice, better service, and more innovative solutions for all of their packaging requirements.

The new company, which we expect to name in the near future, will take the best from both organizations. When we first began discussing the possibility of merging our two companies, it very quickly became obvious that we shared similar operating philosophies. The strategic fit is truly compelling as the companies’ product offerings are complementary. For example, Graphic Packaging will gain from Riverwood’s total packaging systems approach to meeting customer needs and Riverwood will benefit from Graphic Packaging’s consumer packaging expertise.

This transaction will further our growth strategy and enable us to build an unparalleled provider of one-stop beverage and consumer packaging solutions. The new company will be dedicated to the same goals and ideals that have built our relationship with you in the past. The addition of our colleagues from Riverwood will enable us to provide better solutions as a deeper and broader organization.

We expect to complete the merger of our two companies in the third quarter of this year, subject to shareholder approval and regulatory clearance.

The new management structure will include senior executives from both organizations. Jeffrey Coors, Chairman and CEO of Graphic Packaging, will serve as Executive Chairman of the combined company, and Steve Humphrey, President and CEO of Riverwood, will serve as President and Chief Executive Officer. David Scheible, currently COO of Graphic Packaging, will serve as Executive Vice President of Commercial Operations and will play an active role in helping us to build the new company.

We look forward to personally sharing with you more details about the new opportunities that this transaction will create for you. If you have any questions, please feel free to contact your purchasing representative at Graphic Packaging.

We believe the merger will provide the platform for an even stronger partnership between our two organizations and we look forward to continuing our business relationship with you.

Sincerely,

Jeffrey Coors Chairman and CEO Graphic Packaging International Corporation	Steve Humphrey President and CEO Riverwood International Corporation

Forward-Looking Statement

     It should be noted that this announcement contains certain statements that may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed merger, its effect on future earnings, cash flow or other operating results, any other effect or benefit of the proposed merger, the expected timing of the completion of the merger, market prospects, and any other statements that are not historical facts. Riverwood and Graphic Packaging strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and are subject to known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to, costs and difficulties related to the integration of the businesses, costs, delays and other difficulties related to the proposed merger, the ability to provide low cost, high quality products and to become a single source supplier, the ability to satisfy the closing conditions of the proposed merger, general economic conditions in the United States and globally, actions by customers and other third parties, price fluctuations in raw materials and energy costs, and other factors detailed in Riverwood’s and Graphic Packaging’s filings with the Securities and Exchange Commission (the “SEC”), which are available free of charge on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Riverwood and Graphic Packaging undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

     In connection with the proposed transaction, Graphic Packaging and Riverwood will be filing a joint proxy statement/prospectus and other relevant documents with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the joint proxy statement/prospectus (when it is available) and other relevant documents filed with the SEC free of charge at the SEC’s website at www.sec.gov. In addition, copies of the joint proxy statement/prospectus and other documents filed by Graphic Packaging or Riverwood with the SEC with respect to the proposed transaction may be obtained free of charge by directing a request to either: Graphic Packaging International Corporation, 4455 Table Mountain Drive, Golden, Colorado 80403, Attention: Gard Edgarton, telephone: 1-877-608-2635, fax: 1-303-273-1571; or Riverwood International Corporation, 3350 Riverwood Parkway, Suite 1400, Atlanta, Georgia 30339, Attention: Dan Blount, telephone: 1-770-644-3000 fax: 1-770-644-2935.

Participants in Solicitation

     Graphic Packaging and Riverwood and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Graphic Packaging’s shareholders in connection with the proposed transaction. Information concerning Graphic Packaging’s directors and executive officers is set forth in Graphic Packaging’s proxy statement dated March 29, 2002, for the 2002 Annual Meeting of Shareholders, filed by Graphic Packaging with the SEC. Information concerning Riverwood’s directors and executive officers is set forth in the annual report on Form 10-K for the year ended December 31, 2001, filed by Riverwood with the SEC. Shareholders may obtain additional information regarding the interests of such persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Graphic Packaging’s stockholders in connection with the proposed transaction by reading the joint proxy statement/prospectus when it is filed with the SEC. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.